Exhibit 12

		                CAROLINA TELEPHONE AND TELEGRAPH COMPANY
	           COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                     			       (In Thousands)


                                   					   Three Months Ended
						                                           March 31,
					                                    ----------------------
					                                          (Unaudited)

		                                   			     1995         1994
					                                       ------       ------

Net income                               $  21,784    $  20,570

Capitalized interest                           (54)         (37)

Income tax provision                        13,596        9,751
                                   					  --------     --------
Subtotal                                    35,326       30,284

Fixed charges
  Interest charges                           5,326        5,291
  Interest factor of operating rents           563          400
                                   					  --------     --------
Total fixed charges                          5,889        5,691
					                                     --------     --------

Earnings, as adjusted                    $  41,215    $  35,975
                                    				  ========     ========

Ratio of earnings to fixed charges            7.00         6.32
                                   					      ====         ====










NOTE: The above ratios have been computed by dividing fixed charges into the sum of (a) net income less capitalized interest included in income, (b) income taxes, and (c) fixed charges. Fixed charges consist of interest on all indebtedness (including amortization of debt issuance expenses) and the interest component of operating rents.



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